November 18, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Michael McTeirnan

Re:	Tortoise Capital Resources Corporation (the “Company”)
File Number 333-176944

To the Commission:

On September 21, 2011, the Company filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form S-3 (the “Shelf Registration Statement”).

The Company received comments on the filing via letter dated October 17, 2011.  The following sets forth the comments of the Commission Staff and the Company’s response to those comments.  The Company has simultaneously filed Pre-Effective Amendment No. 1 to the Shelf Registration Statement to respond to the comments received from the Commission Staff.  The text of each comment has been included in this letter for your reference, and the Company’s response is presented below each comment.

General

1.	Comment: Please tell us how you determined that you were eligible to use Form S-3 to register your offering under Instruction I.B.1 of the form.

Response: As of August 1, 2011 the Company had 9,164,865 shares of its common stock outstanding. 9,069,295 of those shares of common stock were held by non-affiliates. The Company’s stock closed at $8.80 on August 1, 2011, giving it a public float held by non-affiliates of $79,809,796 as of a date 60 days prior to filing.

2.	Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company does not intend to use any graphics, maps, photographs, captions or artwork in the prospectus.

Husch Blackwell LLP

November 18, 2011

3.	Comment: Please tell us how you considered Rule 3-09 of Regulation S-X when determining whether separate financial information of any of your investees should be filed.

Response:  The Company considered Rule 3-09 of Regulation S-X.  None of the Company’s investments are accounted for under the equity method of accounting as the Company’s ownership percentage is less than 20%, except Mowood, which is wholly-owned and will be consolidated prospectively.

4.	Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure found in your Summary and Market Opportunity sections. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The requested information is being sent contemporaneously herewith in paper form pursuant to Securities Act Rule 418.

5.	Comment: We note that you intend to qualify as a REIT. Please confirm that the tax opinion filed by counsel will opine as to whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and whether the company’s proposed method of operation as disclosed in the prospectus will enable it to meet the requirements for qualification and taxation as a REIT.

Response: The tax opinion to be filed will confirm that: (i) the Company has been organized in a way that conforms with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and (ii) the Company’s proposed method of operation, as disclosed in the prospectus, will enable it to meet the requirements for qualification and taxation as a REIT once the requisite investments have been made.

6.	Comment: We note your disclosure that you are no longer subject to the 1940 Act. Please provide us with a detailed analysis supporting this conclusion. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The following analysis was the result of a series of conversations with members of the Staff at the Division of Investment Management – most notably with Mr. James M. Curtis, Branch Chief, Associate Director (Chief Counsel). Others familiar with the conversations and the conclusions reached are Mr. Richard Pfordte and Mr. Kevin Rupert. The expectations underlying those conversations were that, after the Company elected not to be regulated as a BDC, it would: (i) not engage in additional purchases of securities (other than money market funds or other short term securities held pending a real asset investment); and (ii) seek to liquidate its existing securities portfolio in an

Husch Blackwell LLP

November 18, 2011

orderly fashion in a manner intended to benefit common stockholders. The Company understands the importance of abiding by those expectations.

The 1940 Act applies to issuers meeting the definition of “investment company” set forth in Section 3(a) of that Act. Section 3(a)(1)(A) of the 1940 Act defines as an “investment company” an issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Having now elected to no longer be regulated as a BDC, the Company is no longer “investing, reinvesting, or trading in” securities. Instead, the Company will engage in an orderly liquidation of its securities portfolio. That liquidation will be ancillary to the activity of identifying and making real asset investments, in which the Company now holds itself out to be primarily engaged, and in which it proposes to be primarily engaged. Accordingly, the definition in Section 3(a)(1)(A) is no longer met.

Section 3(a)(1)(C) of the 1940 Act defines as an “investment company” an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such Issuer’s total assets.” As noted above, the Company is not, and does not propose to become, engaged in investing, reinvesting, holding, or trading securities. The securities now owned by the Company are to be liquidated in an orderly manner intended to benefit common stockholders and help fund the Company’s real asset investments, which is the business in which the Company is now primarily engaged. Mr. Curtis agreed with the position that ownership of the current portfolio with the commitment to liquidate would not cause the Company to meet the 3(a)(1)(C) definition.

For your information, we specifically discussed with Mr. Curtis our likely inability to comply with the safe harbor provisions of Section 3(c)(5) of the 1940 Act and its related interpretations. Our conclusion, which was confirmed by the Staff, was that non-compliance with that provision did not result in the Company necessarily meeting the definition of the term “investment company.”

In addition, we concluded that the Company could, immediately following its election not to be regulated as a BDC, rely on Rule 3a-2 under the 1940 Act. Our collective thinking with the Staff, however, was that because the Company would not meet the definition of “investment company,” reliance on the exemptive relief of the Rule was neither necessary nor preferred by the Staff.

7.	Comment: Please discuss any regulatory or legal restrictions on the liquidation of your securities portfolio.

Response: The Company does not believe that there are any regulatory or legal restrictions on the liquidation of its securities portfolio other than restrictions on the resale of certain non-public securities as discussed in the risk factor entitled “[o]ur remaining securities investments in privately-held companies present certain challenges, including the lack of available information about these companies and a greater inability to liquidate our investments in an advantageous manner.”

Husch Blackwell LLP

November 18, 2011

8.	Comment: The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business. For example only, we note the following:

● aggregates;
● terminaling systems; and
● phase I assessment

Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure.  Instead of using industry jargon, explain these concepts in concrete, everyday language.  If you must use industry terms, please explain the meaning of the terms the first time they are used.

Response: The disclosure has been revised as requested.

9.	Comment: Please confirm that once the company has acquired a material amount of property assets it will include in any prospectus supplement used in connection with a future shelf takedown, either directly or through incorporation by reference, relevant real estate operating data disclosure, including occupancy and average effective rent data, tenant concentrations and lease expiration data.

Response: Once the Company has acquired a material amount of real property assets it will disclose in subsequent prospectus supplements all relevant real estate operating data. We note, however, that the real property expected to be purchased will not be commercial in nature and will likely each have a single operator/tenant. As a result, we would like to discuss with the Staff how the envisioned disclosure will differ from the typical disclosure format.

10.	Comment: On page 2, you disclose that you do not have any agreements or signed letters of intent for additional investments, but that you have some opportunities in a preliminary stage of review. Please confirm if any of those potential investments are now probable and how they were considered in your analysis regarding additional financial statement reporting requirements.

Response: At this time the Company does not have any potential investments that would be considered probable. The Company continually evaluates the status of each potential investment to assess whether or not it is more likely than not the investment will occur.

Prospectus Summary, page 1

Competitive Advantages, page 4

Husch Blackwell LLP

November 18, 2011

11.	Comment: We note your disclosure about the competitive advantages of your business. Please balance this disclosure by including a discussion of the most significant risks or disadvantages you face.

Response: The disclosure has been revised as requested.

Risk Factors, page 9

12.	Comment: You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors seem to fit into this category and you should revise to cite a particular risk, or remove them. For example only, we note the following risk factors:

● “Some losses may not be covered by insurance,” page 10;
● “We operate in a highly competitive market for investment opportunities,” page 12;
● “Acts of terrorism may adversely affect us,” page 15;
● “Sales of our common stock may put pressure on our stock price,” page 16 and;
● “Common stockholders may experience dilution,” page 16.

Please refer to Item 503(c) of Regulation S-K and revise accordingly.

Response: The disclosure has been revised as requested.

13.
Comment:  Please include a risk factor, which discusses the risk that you may not be able to qualify as a REIT.   This risk factor should address any risk of reliance on IRS private letter rulings in which you were not the subject taxpayer.

Response: The disclosure has been revised as requested.

We may in the future elect to be taxed as a REIT and would be subject to a corporate level tax.....page 9

14.	Comment: Risk factor disclosure should be sufficiently detailed so that investors can appreciate the potential magnitude of the risk presented. As currently written, this risk factor appears to summarize the relevant tax provisions for REITs, but does not clarify what the risk of this tax status is to your operations. Please revise.

Response: The disclosure has been revised as requested.

TCA serves as investment adviser to other entities . . . . page 12

15.	Comment: Please revise this risk factor and the similar risk factor below related to Corridor Energy to identify any contractual arrangements TCA or Corridor Energy currently have with third parties that might compete with the registrant.

Husch Blackwell LLP

November 18, 2011

Response:  For the information of the Staff, neither TCA or Corridor Energy currently have any contractual advisory arrangements that would compete directly with the Company.  The disclosure has been revised as requested.

The lack of liquidity in our securities investments may make it difficult . . . page 13

16.
Comment:  Please revise this risk factor to indicate that percentage of your portfolio that is invested in illiquid securities.  For example, we note your disclosure on page 30, which indicates that as of May 31, 2011, 47.28% of your portfolio was invested in private equity.

Response: The disclosure has been revised as requested.

Supplemental Pro Forma Selected Financial Data, page 20

17.	Comment: You disclose that on September 21, 2011 you withdrew your election to be regulated as a BDC, and as of such date no longer qualify as an investment company for purposes of applying U.S. GAAP. Please tell us how you determined that you are no longer considered an investment company as of September 21, 2011 for purposes of applying the Investment Company Audit Guide based on the scope detailed in ASC 946-10-15. We note that you have not yet qualified as a REIT and the majority of your assets are still securities. Please advise.

Response: ASC 946-10-15-2 generally defines an investment company as an entity whose primary purpose is to provide its shareholders with professional investment management. The Company believes that its primary purpose is now that of investing in real property assets in the energy infrastructure sector that have the potential to become REIT qualified. The Company has closed its first real asset investment, has no plans to make additional investments in securities, does not plan to qualify in the future as an investment company and expects to liquidate its current securities portfolio in an orderly manner, therefore the Company determined it is most appropriate to cease reporting as an investment company upon withdrawal of its election to be regulated as a BDC.

18.	Comment: We note that your pro forma data currently only reflects adjustments as it would have been reported had you not been required to prepare your financial statements in conformity with GAAP under the provisions of the Investment Company Audit Guide. Please tell us what consideration you gave to also reflecting recent acquisitions and dispositions in your pro forma data. For reference, see Article II of Regulation S-X.

Response: The pro forma information is presented to illustrate the impact of not reporting under the AICPA Investment Company Audit Guide on the historical financial statements. Further, the Company considered the Presentation Requirements in Article 11 of Regulation S-X and determined that recent acquisitions and dispositions made after the balance sheet date were not significant. The Company has since updated the pro forma data in the prospectus to include the most recent balance sheet date (August 31, 2011) which includes all recent acquisitions and dispositions.

Husch Blackwell LLP

November 18, 2011

19.
Comment:  Furthermore, we note that you have/are in the process of changing your agreements with TCA and Corridor Energy.  Please tell us what consideration you gave to reflecting any material changes in terms, when known, in the pro forma financial statements.  For reference, see the Article 11 of Regulation S-X.

Response: The Company considered the Presentation Requirements in Article 11 of Regulation S-X and determined that the impact of the management agreement changes referenced in the S-3 were not material and would therefore not need to be reflected in pro forma financial statements. The Company notes that on pages 2 and 23 of the Shelf Registration Statement it is stated with respect to changes to these agreements “[t]he Management Agreement with Corridor Energy is expected to contain economic terms no less favorable to us than the terms of the Investment Advisory Agreement entered into with TCA.”

20.	Comment: Please revise your pro forma to comply with the form and content required by Article 11 of Regulation S-X. Your revisions should include, but are not limited to:

● A separate column for the historical condensed statements as well as a separate column for pro forma adjustments;
● Accompanying explanatory notes for each pro form adjustment including how the adjustments were calculated;

●   Greater detail regarding the accounting for major line items under the provisions of the Investment Company Audit Guide compared to the accounting that you intend to follow when no longer preparing your financial statements under the Guide; and

● The basis for determining that consolidation of Mowood, LLC is appropriate under GAAP.

Response: The disclosure has been revised as requested.

The Company, page 22

Market Opportunity, page 24

21.
Comment:  We note your discussion of the energy infrastructure assets that may be qualifying real estate assets and your statement that the “annualized estimate for investment in REIT qualifying energy assets is . . . .”  Please revise to better put this statement into context.  For example, it is not clear if this statement is meant to imply that you plan to invest that amount in REIT qualifying energy assets.

Response: The disclosure has been revised as requested.

Investment Strategies and Due Diligence, page 26

22.	Comment: Please discuss whether you intend to focus on any particular geographic regions.

Husch Blackwell LLP

November 18, 2011

Response: The disclosure has been revised as requested.

Financing Strategies, page 28

23.
Comment:  Please expand your disclosure to discuss any changes in the company’s financing strategy, including targeted leverage levels, as a result of the change in investment strategy and termination of BDC status.

Response: The disclosure has been revised as requested.

Recent Developments, page 29

24.	Comment: We note your disclosure regarding the Magnetar MLP Investment LP and VantaCore Partners LP investments that occurred in June and July, respectively. We further note that your shareholders approved your election to withdraw your BDC status and pursue the acquisition of real property assets in April. Please explain why management determined to make these investments, which appear more in line with your prior investment strategy of investing in securities of U.S. energy infrastructure companies, after your shareholders approved your new business plan.

Response: At the Company’s April 8, 2011 annual stockholder meeting, the stockholders of the Company approved a proposal “authorizing the Board to withdraw the Company’s election to be regulated” as a BDC under the 1940 Act. The proxy distributed to stockholders explicitly noted that “[T]he Company expects to continue operating as a BDC for a period of time following the annual meeting.” The proxy also noted that a result of the requested authority to elect not to be a BDC was that “the Company’s underlying investment strategy will be very similar to the one it has historically followed.” Because of the similarity, the Company did not rush, and did not commit to rush, to change its status as a BDC. In compliance with its BDC status the Company invested in two “eligible portfolio companies” – Vanta Core Partners (in which it had previously invested and was, as a result, able to make an attractive follow-on investment) and Magnetar MLP (in which it acquired an indirect interest in an entity that was under common control with International Resource Partners, L.P., a prior successful indirect investment). In addition to those investments, and to advance its new strategy, the Company made the PSNM investment. While completing these investments, the Company worked to confirm with the Staff a clear path to raise capital once it filed the election to no longer be regulated as a BDC. The Company was not eager to make that election until it knew it had an understanding of the substantive information (including financial statement presentation) and process that would permit it ready access to the public markets. Once that understanding was reached, the previously approved withdrawal of the Company’s election to be regulated as a BDC was made.

25.	Comment: We note your recent acquisition of a 40% undivided interest in the Eastern Interconnect Project. Please provide more detailed disclosure regarding the lease renewal

Husch Blackwell LLP

November 18, 2011

provisions and the material costs, if any, of replacing the tenant in the event the lease is not renewed.

Response: The disclosure has been revised as requested.

26.	Comment: Please tell us and expand your disclosure to explain how the percentages presented in the pie charts on page 30 tie into your historical and pro forma balance sheets.

Response: The percentages presented in the referenced pie charts were derived directly from information set forth in the Schedule of Investments contained in the Company’s financial statements for the periods corresponding to the dates of the pie charts. The company has revised the pie charts to reflect August 31, 2011 information and updated the disclosure as requested.

Valuation of Securities Portfolio, page 34

27.	Comment: You disclose that you use broker-dealer quotes and pricing services in determining fair value of some of your securities. Please expand your disclosure to discuss the following:
● The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
● Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

●   The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

● Whether the broker quotes are binding or non-binding; and
● The procedures you performed to validate the prices you obtained.

Response: The disclosure has been revised as requested.

28.	Comment: You disclose that you utilize independent valuation firms in valuing your private company investments. Please expand your disclosure to discuss the extent to which you adjust these valuations.

Response: The disclosure has been revised as requested.

29.	Comment: You disclose that in determining the enterprise value of a portfolio company, your analysis consists of traditional valuation methodologies including market and income approaches, and that you use some or all of these methods based on the individual circumstances of each portfolio company. Please expand your disclosure to discuss the factors/circumstances you consider in determining which methods to use.

Response: The disclosure has been revised as requested.

Husch Blackwell LLP

November 18, 2011

30.	Comment: You also note that the determined equity values may be discounted under certain circumstances. Please expand your disclosure to discuss the extent to which you apply discounts to the equity values.

Response: The disclosure has been revised as requested.

Certain U.S. Federal Income Tax Considerations, page 36

31.	Comment: Please disclose a description of “material” aspects of federal tax consequences, rather than “certain” federal tax consequences. Please revise the heading and introductory paragraph of this section to clarify that the disclosure addresses “material” tax consequences.

Response: The disclosure has been revised as requested.

Selling Security Holders, page 68

32.	Comment: Please identify the initial transaction in which the securities that may be resold were originally sold. Refer to Instruction II.G of Form S-3 for guidance.

Response: The disclosure has been revised as requested.

Exhibits

33.	Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response: Drafts of the requested opinions will be promptly filed as EDGAR correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Distributable Cash Flow, page 21

34.	Comment: We note you have disclosed a performance measure referred to as “distributable cash flow.” Please provide us a detailed analysis of why this measure is useful to investors. Where appropriate, please address the usefulness of each significant adjustment. We may have further comment.

Response: The Company discloses distributable cash flow (DCF) so investors can understand how the Board of Directors determines the amount of distributions to be paid

Husch Blackwell LLP

November 18, 2011

to stockholders. DCF has been disclosed to the investors since inception and the Company intends to continue to provide this disclosure for the foreseeable future to enable investors to evaluate performance based on this metric. The use of this measure also allows investors insight into how management evaluates the financial performance of its portfolio investments. DCF is distributions from investments and real property assets less total expenses, on an accrual basis, and typically closely follows the Statement of Operations.

35.	Comment: We note your disclosure of distributable cash flow and cash available for distribution in your Form 10-K as well as your 2011 Forms 10-Q. It appears that these may be liquidity measures since you show these amounts as the source of distributions paid including payout percentages per period. In light of this, tell us how your disclosure complies with Item 10(e) of Regulation S-K. In particular, address your determination of “Net Investment loss, before Income Taxes” as the most directly comparable measure presented in accordance with GAAP and the appropriateness of the adjustments for asset acquisition expenses and non-recurring professional fees.

Response: The Company discloses distributable cash flow (DCF) so investors can understand how the Board of Directors determines the amount of distributions to be paid to stockholders. The use of this measure also allows investors insight into how management evaluates the financial performance of its portfolio investments. DCF is distributions from investments and real property assets less total expenses, on an accrual basis, and typically closely follows the Statement of Operations. Therefore, the Company has determined that earnings is the most directly comparable measure presented in accordance with GAAP, however, earnings can be significantly impacted by return of capital from investments and when this occurs, the DCF amount will be reconciled to Net Investment Income/Loss, before Income Taxes.

The Company appropriately adjusted for non-recurring professional fees in its DCF calculation for fiscal year ended November 30, 2010 in that such expenses were related to research and analysis around an alternative investment strategy and such expenses did not occur in the prior two years and are not reasonably likely to recur within the next two years. The Company does recognize; however, that the adjustment for asset acquisition expenses would be inappropriate as per Item 10(e)(ii)(b) of Regulation S-X and endeavors to exclude this item from adjustments in the future.

36.	Comment: For the year ended November 30, 2010, we note that you added an adjustment to distributable cash flow of $882K in capital gain proceeds to arrive at cash available for distribution. Please tell us the how this amount was derived and your basis for including this adjustment. In addition, advise us why distributions paid in stock have been included as a source of cash for the purpose of calculating distributable cash flow.

Response: The Company’s Board of Directors elected to include $778,403 in capital gain cash proceeds received from Mowood's sale of Timberline Energy, LLC and $103,809 in residual capital gain cash proceeds from the 2008 Lonestar-Penn Virginia Resource Partners, L.P. transaction in its 2010 cash available for distribution in order to

Husch Blackwell LLP

November 18, 2011

maintain a minimum distribution level of $0.10 per share to its stockholders in light of distribution cuts by some of its portfolio companies.  As mentioned above, the Company’s Board of Directors determines the amount of distributions to stockholders based on distributable cash flow.

Item 9A. Controls and Procedures, page 24

37.	Comment: Please confirm that your management concluded that your disclosure controls and procedures were effective as of November 30, 2010. Based on the requirements in Items 307 and 308 of Regulation S-K, you should clearly state your conclusion regarding disclosure controls and procedures separately from your conclusion regarding your internal controls over financial reporting. Please advise.

Response: The Company confirms that management concluded that its disclosure controls and procedures were effective as of November 30, 2010 and will in future filings clearly state such conclusion separately from its conclusion regarding internal controls over financial reporting.

Financial Statements

9. Investment Transactions, page F-20

38.	Comment: Please advise us of the status of expected additional contingent and escrow payments from the Timberline sale by Mowood.

Response: During the Company’s most recent fiscal quarter ended August 31, 2011, the escrow account associated with the Timberline transaction was released along with all final carbon credit reimbursements.

Form 10-Q for the quarterly period ended May 31, 2011

9. Investment Transactions, page 18

39.
Comment:  You disclose that proceeds from the escrow account related to the transaction with International Resource Partners, L.P. will be released upon satisfaction of certain post closing obligations and/or the expiration of certain time periods (the shortest of which is 14 months from the closing date).  Please further address the following:

• Describe the post closing obligations in more detail and clarify what is meant by “and/or”; and
• Tell us if the entire amount would be released upon the shortest time or if it would be released in increments.

Response: For the information of the Staff, the release of escrowed funds is contingent upon a number of factors, including coal reserves and outstanding regulatory items. Two-

Husch Blackwell LLP

\
November 18, 2011

thirds of the Escrow Fund is designated as the General Escrow Amount and will be released fourteen months following the closing date, reduced by Reserve Claim amounts, if any.  One-third of the Escrow Fund is designated as the Special Escrow Amount and will remain in place and not be released until such time as all legal proceedings and fines relating to MSHA or WVOMH&S violations that took place at Rockhouse Mine 8 prior to closing are fully resolved.

Form 10-Q for the Fiscal Period Ended August 31, 2011

10. Acquisition of Eastern Interconnect Project, page 18

40.	Comment: We note that you accounted for the acquisition of the Eastern Interconnect Project as a business combination. Please additionally address the following:

•   Tell us how you considered the reporting requirements in your registration statement for providing additional financial statements related to this acquisition, and tell us the guidance that you relied upon;

• Clarify if this transaction was a sale-leaseback or whether this real property had a rental history and how that impacted your analysis above;
• Tell us the accounting policy for your 40% undivided interest in the real property and your basis for that accounting treatment;
• Tell us your basis for assigning a 20 year life to the physical assets; and

•   One page 11, you disclose that you record lease income based on lease payments received; thus, it appears that you are using a cash basis revenue recognition model.  Please advise and tell us your basis for this policy.

Response:

•   The Company considered the Presentation Requirements in Article 11 of Regulation S-X and determined that recent acquisitions and disposition made by acquiring the
     Eastern Interconnect Project would not be significant.  Based on the pie chart data, the Eastern Interconnect Project equaled 13.05% and 15.99% in the information filed and the August 31, 2011 financials respectively.  In addition as the acquisition meets the Business Combination guidance per ASC 805 the August 31, 2011 financials ave been presented to conform with GAAP.

•   The original agreements that created the trust and lease were entered into in January and February 1985, respectively.  The trust and lease have a rental history, which spans early 1985 to the present.  In the Company’s acquisition of the Eastern Interconnect Project it did not modify or change any of the previous agreements; the
     Company acquired all existing agreements.  Therefore it was determined that the acquisition that closed June 30, 2011 did not meet the sale-leaseback criteria. Per the
     Company’s review of the agreements it was determined that the transaction met the Business Combination guidance per ASC 805.

Husch Blackwell LLP

November 18, 2011

●   Please reference the 10-Q filed on October 13, 2011 for the quarter ending August 31, 2011, page 11 item H, Long-Lived Assets and Intangibles. Upon completion of the
      Company’s review of the transmission equipment owned by the trust, it was determined that this real property meets the criteria of property, plant and equipment for balance sheet classification.  In addition, at the lease expiration the Company will continue to own and has the unilateral right to sell or use or lease the 40% undivided interest in the real property.  Therefore, the real property has been reflected on the Company financial statements as property, plant and equipment.

●   The Company performed due diligence on the physical assets as part of the asset acquisition process.  This was completed on behalf of the Company by a third party engineering firm.  Management determined based on the asset use to date  and the engineering findings that the asset has a remaining useful life of 20 years.

●   The Company is not using the cash basis revenue recognition policy.  The revenue recognition policy of the Company recognizes in the Statement of Operations the realization of the lease at market value.  In the Company’s 10-Q as filed on August 31, 2011, the Statement of Operations reports $425,496 in Lease Income.  This amount reflects the earned Lease accrual, June 30 through August 31 of $474,152 and offsetting amortization of the Intangible Leased Asset of $48,657.  The Company intends to modify its disclosure going forward in order to provide more clarity.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

41.	Comment: You disclose that you plan to provide net assets value (book value) per share as supplemental non-GAAP information in order to enhance your investors’ overall understanding of your financial statements. Please advise us how this non-GAAP measure will be calculated.

Response: The Company intends to calculate net asset value (book value) per share as the reported value of the entity's assets less the value of its liabilities divided by the total number of shares outstanding. The Company intends to include a reconciliation of the disclosed non-GAAP financial measures to the most directly comparable GAAP financial measures.

42.	Comment: We note your disclosure on page 23, which indicates that your $1.2 million investment in VantaCore Partners LP occurred in August 2011. Your disclosure in your Form S-3 indicates that this occurred in July 2011. Please revise your registration statement for consistency or advise.

Response: The Company has revised the disclosure in Form S-3 to indicate that this investment occurred in August 2011.

Liquidity and Capital Resources, page 26

Husch Blackwell LLP

November 18, 2011

43.	Comment: Please revise the prospectus to address how the company expects to fund the repayment of the Eastern Interconnect debt maturing in 2012.

Response: The disclosure has been revised as requested.

We look forward to hearing from you soon to discuss any comments you may have on this letter or on Amendment No. 1.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP